

July 3, 2013

Via E-mail
Edward J. Shoen
President
AMERCO
1325 Airmotive Way, Suite 100
Reno, NV 89502-3239

> **Re:** **AMERCO**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 21, 2013**
> **File No. 001-11255**

Dear Mr. Shoen:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A

General

1. Please revise to unbundle Proposal No.1 as it currently includes at least three separate matters. Please also make corresponding revisions to the proxy card. Refer to Rule 14a-4(a)(3).

Other Proposed Amendments to the Articles, page 7

2. Please revise this section to briefly summarize all of the other proposed changes to the articles of incorporation referred to under (iv) of Proposal No.1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ada D. Sarmento at (202) 551-3798 or me at (202) 551-3755 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: via e-mail
        Laurence J. De Respino, Esq.